

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2024

Scott Savitz
Chief Executive Officer
DP Cap Acquisition Corp I
341 Newbury Street, 6th Floor
Boston, MA 02115

> **Re: DP Cap Acquisition Corp I**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 15, 2024**
> **File No. 001-41041**

Dear Scott Savitz:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Real Estate & Construction

cc: Jason Hyatt, Esq.